NEW CENTURY FINANCIAL CORPORATION

NEW CENTURY TRS HOLDINGS, INC.

18400 Von Karman Avenue, Suite 1000

Irvine, California 92612

November 17, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

Attention: Owen Pinkerton, Attorney-Advisor

Re:	Acceleration Request by New Century Financial Corporation and New Century TRS Holdings, Inc. regarding joint Registration Statement on Form S-4 (Registration Statement Nos. 333-120209 and 333-120209-01) (as amended, the “Joint Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, each of the undersigned hereby requests that the effective date for the Joint Registration Statement be accelerated so that the Joint Registration Statement may become effective at 12 p.m. (Washington, D.C. time) on November 19, 2004, or as soon thereafter as practicable.

In addition, in connection with our request for acceleration of the effective date of the Joint Registration Statement, each of the undersigned acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Joint Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Joint Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Joint Registration Statement effective, does not relieve each of the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Joint Registration Statement; and (iii) each of the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 17, 2004 - Page 2

Please contact our securities counsel, Peter T. Healy, Esq. of O’Melveny & Myers LLP, at (415) 984-8833 to confirm the effectiveness of the Joint Registration Statement or to communicate any questions you might have regarding this letter or the Joint Registration Statement.

Thank you.

Very truly yours,

NEW CENTURY FINANCIAL CORPORATION

By	/s/ STERGIOS THEOLOGIDES
Stergios Theologides
Secretary and General Counsel

NEW CENTURY TRS HOLDINGS, INC.

By	/s/ STERGIOS THEOLOGIDES
Stergios Theologides
Secretary and General Counsel

cc:	Peter T. Healy, Esq.